United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

ANGIOTECH PHARMACEUTICALS, INC.
(exact name of registrant as specified in its charter)

1618 Station Street
Vancouver, British Columbia
Canada V6A 1B6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]     Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [   ]  No [X]

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announced today that it has entered into an agreement and plan of merger to acquire Afmedica, Inc.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K and the attached press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

September 13, 2005

ANGIOTECH PHARMACEUTICALS, INC.

By:

/s/ David M. Hall

Name:

David M. Hall
Title:

Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday, September 9, 2005

Item 3

Press Release

A press release providing notice of the material change was issued on September 13, 2005.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) announced today that it has entered into an agreement and plan of merger to acquire Afmedica, Inc.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:

David M. Hall, Chief Financial Officer

Telephone:

(604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 13th day of September, 2005.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANGIOTECH ANNOUNCES ACQUISITION OF AFMEDICA, INC.

VANCOUVER, September 13, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that it has entered into a definitive agreement to acquire Afmedica, Inc., a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease, coronary artery disease and end stage renal disease.

The Afmedica transaction strengthens Angiotech’s market leadership with respect to its Vascular Wrap™ product development program, where Angiotech is currently conducting human clinical studies with its paclitaxel-eluting Vascular Wrap™ product candidate.  The transaction enables Angiotech to potentially expand its research platform with rapamycin in perivascular and other selected disease indications.   Terms of the transaction were not disclosed.

“This acquisition will extend our research and product development platform in a variety of applications,” said Rui Avelar, Senior Vice President of Medical Affairs and Communications of Angiotech.  “It also enhances Angiotech’s drug-eluting Vascular Wrap™ program.”

Angiotech expects to complete the acquisition in the fourth quarter of 2005.

Afmedica, Inc. is a private company developing products to prevent the excess  scarring  that  can  occur  inside  blood  vessels  following  vascular surgery  and  adhesions  after  other  surgical  procedures focused  around  the  extra-vascular  delivery  of rapamycin and its analogs.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharma-therapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors: Todd Young, Vice President Investor Relations and Communications, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts: Rui Avelar, Senior Vice President Medical Affairs and Communications, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354,

Email: wendyc@wagged.com

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